SEC File Number
0-26944

CUSIP Number
827057 10 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

(Check One) : ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Silicon Storage Technology, Inc. (Full Name of Registrant)
N/A (Former Name if Applicable)
1171 Sonora Court (Address of Principal Executive Office (Street and Number) )
Sunnyvale, CA 94086 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously announced on March 15, 2007, Silicon Storage Technology, Inc. (“SST”) is conducting a voluntary review of its historical stock option grant practices covering the time from SST’s initial public offering in 1995 through the current fiscal year. The chairman of the audit committee of the board of directors is conducting this review with the assistance of independent outside counsel. SST has voluntarily contacted the Securities and Exchange Commission staff to inform them of the review. Any additional non-cash stock-based compensation expense that may be recorded, if any, will not affect SST’s cash position or reported revenue for the recently completed quarter or previous periods.

As a result of the review, SST is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 by the required filing date of May 10, 2007 and does not currently anticipate that it will be filed on or before the fifth calendar day following the required due date according to Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

William R. Kinzie (Name)	408 (Area Code)	735-9110 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

SST has not filed its Annual Report on Form 10-K for the year ended December 31, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenues for the first quarter of fiscal 2007 were $97.5 million, compared with $118.2 million in the fourth quarter of 2006 and $110.5 million in the first quarter of 2006.

As previously announced on March 15, 2007, SST is conducting a voluntary review of its historical stock option grant practices covering the time from SST’s initial public offering in 1995 through the current fiscal year. The chairman of the audit committee of the board of directors is conducting this review with the assistance of independent outside counsel. As the review related to stock option grants is currently pending, SST cannot at this time reasonably estimate the amounts of any charges, the resulting tax and accounting impact or which periods may require restatement, if any.

Silicon Storage Technology, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 10, 2007	By /s/ William Kinzie William Kinzie Chief Financial Officer